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                        [HARCOR ENERGY, INC. LETTERHEAD]

                                 April 6, 1998

Dear Stockholder:

     On behalf of the Board of Directors of HarCor Energy, Inc. (the "Company"), I am pleased to inform you that the Company entered into an Agreement and Plan of Merger, dated as of March 31, 1998 (the "Merger Agreement"), with Seneca Resources Corporation ("Parent") and Seneca West Corp., its wholly owned subsidiary (the "Purchaser"), pursuant to which the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company (the "Shares") at a price of $2.00 per share, net to the seller in cash, without interest. The Offer is conditioned upon, among other things, the tender of at least a majority of the Shares.

     Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. At the effective time of the Merger, each remaining issued and outstanding Share will be converted into the right to receive $2.00 in cash, subject to dissenter's rights.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AGREEMENT, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed today with the Securities and Exchange Commission, including, among other things, the written opinion of SBC Warburg Dillon Read Inc., the Company's financial advisor, that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

     Additional information with respect to the Board's decision is contained in the enclosed Schedule 14D-9 and we urge you to consider this information carefully.

     In addition to the attached Schedule 14D-9, enclosed also is the Purchaser's Offer to Purchase dated April 6, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your Shares in the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read and consider the enclosed materials carefully before making your decision with respect to tendering your Shares pursuant to the Offer.

                                            Very truly yours,

                                            MARK G. HARRINGTON
                                            Chairman of the Board and
                                              Chief Executive Officer